UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2020
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2020

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the Renasant Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes to the financial statements (collectively, “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan's auditor since 2005.

Memphis, Tennessee
June 25, 2021

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2020	2019

Assets
Investments, at fair value
Mutual funds	$115,570	$87,572
Separately managed accounts	123,870	108,286
Renasant Corporation common stock	25,742	29,722
Total investments	265,182	225,580

Receivables
Company contributions	10,811	9,138
Participant contributions	187	109
Notes receivable from participants	3,365	2,908
Total receivables	14,363	12,155

Total assets	$279,545	$237,735

Net assets available for benefits	$279,545	$237,735

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2020	2019

Investment income
Interest	$180	$160
Dividends	3,887	3,289
Net appreciation in fair value of investments	28,226	33,946
Other income	3	10
Total investment income	32,296	37,405

Contributions
Company	18,077	15,476
Participants	13,123	11,165
Rollovers	2,019	6,249
Total contributions	33,219	32,890

Deductions
Benefits paid to participants	23,692	14,886
Administrative expenses and fees	13	11
Total deductions	23,705	14,897

Net increase in net assets available for benefits	41,810	55,398

Net assets available for benefits:
Beginning of year	237,735	182,337

End of year	$279,545	$237,735

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan
This description of The Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan that includes a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Bank (the “Bank”) and its parent company, Renasant Corporation (the “Company”), as well as all employees of the Bank's wholly-owned subsidiaries, Renasant Insurance, Inc. and Park Place Capital Corporation. The Plan was amended in 2020 to: (a) change the Bank's profit-sharing contribution to a discretionary contribution; (b) modify the class of participants eligible to receive an allocation of the profit-sharing contribution; (c) add Park Place Capital Corporation as a participating employer; and (d) incorporate some provisions of the CARES Act, modifying rules related to certain distributions and loans made during 2020.

Eligibility: Common law employees, other than employees subject to a collective bargaining agreement, non-resident aliens and temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan document. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

The Bank matches 100% of each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Bank may elect to make a profit sharing contribution in any year, allocated as a level percentage of the compensation of each eligible participant and the same percentage of compensation of each eligible participant in excess of the Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Profit sharing contributions are made and allocated at the end of the Plan Year to the accounts of participants (a) who are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) who die or become disabled during the Plan Year, or (c) who attain the normal retirement age while employed. No additional contributions are allocated to money purchase accounts or ESOP accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day. The Plan allows participants to invest in common stock of the Bank's parent company - Renasant Corporation (“Employer Stock”). Participants may elect annually whether cash dividends paid on Employer Stock will be re-invested in additional shares of Employer Stock within the individual participant's account or be paid to the participant in cash.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching contributions made prior to January 1, 2017 and nondiscretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan (continued)

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Safe harbor matching contributions made after January 1, 2017, vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future employer contributions. There were forfeitures used in the amount of $476,960 and $803,934 for the years ended December 31, 2020 and 2019, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects.

Administrative Expenses: Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Company at the Company's discretion.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2020, the Prime Rate was 3.25%. The interest rate is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note B – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred after December 31, 2020 through the date of issuance of its financial statements.

No significant events occurred prior to the issuance of the accompanying financial statements that would have a material impact on the Plan's financial statements.

Impact of Recently-Issued Accounting Standards and Pronouncements: In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820).” ASU 2018-13 is intended to improve the disclosures on fair value measurements by eliminating, amending and adding certain disclosure requirements. These changes are intended to reduce costs for preparers while providing more useful information for financial statement users. ASU 2018-13 was effective beginning with the 2020 Plan Year, and the adoption of the provisions did not have a material impact on the Plan's financial statements.

Note C – Related Party Transactions

Renasant Bank sponsors the Plan. Common stock of the Bank's parent company - Renasant Corporation - is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are separately managed accounts consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these separately managed accounts bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on July 27, 2017, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)
Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)
Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year. (Level 1)
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2020 and 2019:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2020
Mutual funds	$115,570	$115,570
Separately managed accounts	123,870	123,870
Renasant Corporation common stock	25,742	25,742
Total investments	$265,182	$265,182

December 31, 2019
Mutual funds	$87,572	$87,572
Separately managed accounts	108,286	108,286
Renasant Corporation common stock	29,722	29,722
Total investments	$225,580	$225,580

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2020
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Baird	Core Plus Bond Institutional	***	$2,325
**	Federated	Government Obligation Premier	***	18,002
**	Federated	Institutional High Yield Bond R6	***	1,357
**	Federated	Small Cap FD R6FKALX	***	5,642
**	Federated	Total Return Bond R6	***	1,007
	Hartford	Dividend and Growth R6	***	1,219
	John Hancock	International Growth R6	***	560
	JP Morgan	Equity Income R6	***	3,811
	JP Morgan	Growth Advantage R6	***	14,730
	JP Morgan	Hedged Equity R6	***	2,038
	JP Morgan	Undiscovered MGRS Behavioral Value L	***	2,131
	Metropolitan West	Total Return Bond - I	***	5,671
	MFS	Mid Cap Growth R6	***	6,583
	MFS	Mid Cap Value R6	***	1,871
	Oppenheimer	International Small-Mid Co YOSMYX	***	5,206
	T. Rowe Price	Blue Chip Growth	***	10,028
	T. Rowe Price	Emerging Markets Stock I	***	730
	Vanguard	Developed Markets Index Admiral	***	2,979
	Vanguard	Large Cap Index Admiral	***	5,467
	Vanguard	Mid Cap Index Admiral	***	3,898
	Vanguard	Small Cap Index Fund Admiral	***	4,320
	Vanguard	Total Intl Stock Index Admiral	***	204
	Vanguard	Total Stock MRK Index Admiral	***	15,791
				115,570

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Account:
	Baird	Core Plus Bond Institutional	***	891
	Federated	Government Obligation Premier	***	1,396
	Federated	Hermes Kaufman Small	***	186
	Federated	Institutional High Yield Bond R6	***	374
	Federated	Total Return Bond R6	***	893
	First Eagle	Global I	***	93
	Hartford	Dividend & Growth R6	***	93
	MFS	Mid Cap Growth R6	***	93
	MFS	Mid Cap Value R6	***	279
	Oppenheimer	International Small-Mid Company	***	93
	Pimco	Income Institutional	***	1,149

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2020
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Janus Henderson	Global Equity	***	168
	John Hancock	International Growth R6	***	168
	JP Morgan	Equity Income	***	93
	JP Morgan	Global Bond Opportunities R6	***	559
	JP Morgan	Growth Advantage R6	***	140
	JP Morgan	Hedged Equity R6	***	93
	JP Morgan	Undiscovered Mgrs Behavioral	***	372
	T. Rowe Price	Blue Chip Growth Inv	***	140
	T. Rowe Price	Emerging Markets Stock I	***	186
	Schwab	Treasury Inflation Report	***	279
	Vanguard	Developed Markets Index Admiral Class	***	223
	Vanguard	Large Cap Index Admiral Class	***	372
	Vanguard	Real Estate Index Admiral	***	93
	Western Asset	Core Bond IS	***	892
	Total Renasant Bank Income Fund			9,318

*/**	Renasant Bank Conservative Growth Account:
	Baird	Core Plus Bond Institutional	***	4,668
	Federated	Government Obligation Premier	***	6,206
	Federated	Hermes Kaufman Small	***	2,069
	Federated	Institutional High Yield Bond R6	***	2,423
	Federated	Total Return Bond R6	***	4,679
	First Eagle	Global I	***	1,379
	Hartford	Dividend & Growth R6	***	1,379
	MFS	Mid Cap Growth R6	***	1,379
	MFS	Mid Cap Value R6	***	2,758
	Oppenheimer	International Small-Mid Company	***	2,069
	Pimco	Income Institutional	***	6,019
	Janus Henderson	Global Equity	***	1,655
	John Hancock	International Growth R6	***	1,655
	JP Morgan	Equity Income	***	1,379
	JP Morgan	Global Bond Opportunities R6	***	4,827
	JP Morgan	Growth Advantage R6	***	1,034
	JP Morgan	Hedged Equity R6	***	1,379
	JP Morgan	Undiscovered Mgrs Behavioral	***	3,448
	T. Rowe Price	Blue Chip Growth Inv	***	1,034
	T. Rowe Price	Emerging Markets Stock I	***	2,069
	Schwab	Treasury Inflation Report	***	1,724

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2020
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Vanguard	Developed Markets Index Admiral Class	***	2,207
	Vanguard	Large Cap Index Admiral Class	***	5,517
	Vanguard	Real Estate Index Admiral	***	1,379
	Western Asset	Core Bond IS	***	4,670
	Total Renasant Bank Conservative Growth Plan			69,005

*/**	Renasant Bank Moderate Growth Account:
	Baird	Core Plus Bond Institutional	***	744
	Federated	Government Obligation Premier	***	375
	Federated	Hermes Kaufman Small	***	563
	Federated	Institutional High Yield Bond R6	***	753
	Federated	Total Return Bond R6	***	746
	First Eagle	Global I	***	563
	Hartford	Dividend & Growth R6	***	413
	MFS	Mid Cap Growth R6	***	375
	MFS	Mid Cap Value R6	***	1,125
	Oppenheimer	International Small-Mid Company	***	938
	Pimco	Income Institutional	***	960
	Janus Henderson	Global Equity	***	563
	John Hancock	International Growth R6	***	563
	JP Morgan	Equity Income	***	412
	JP Morgan	Global Bond Opportunities R6	***	1,500
	JP Morgan	Growth Advantage R6	***	506
	JP Morgan	Hedged Equity R6	***	563
	JP Morgan	Undiscovered Mgrs Behavioral	***	1,125
	T. Rowe Price	Blue Chip Growth Inv	***	506
	T. Rowe Price	Emerging Markets Stock I	***	938
	Schwab	Treasury Inflation Report	***	375
	Vanguard	Developed Markets Index Admiral Class	***	750
	Vanguard	Large Cap Index Admiral Class	***	2,100
	Vanguard	Real Estate Index Admiral	***	563
	Western Asset	Core Bond IS	***	744
	Total Renasant Bank Moderate Growth Plan			18,763

*/**	Renasant Bank Growth Account:
	Baird	Core Plus Bond Institutional	***	325
	Federated	Government Obligation Premier	***	127
	Federated	Hermes Kaufman Small	***	633

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2020
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	Institutional High Yield Bond R6	***	445
	Federated	Total Return Bond R6	***	326
	First Eagle	Global I	***	253
	Hartford	Dividend & Growth R6	***	253
	MFS	Mid Cap Growth R6	***	253
	MFS	Mid Cap Value R6	***	760
	Oppenheimer	International Small-Mid Company	***	633
	Pimco	Income Institutional	***	419
	Janus Henderson	Global Equity	***	456
	John Hancock	International Growth R6	***	456
	JP Morgan	Equity Income	***	253
	JP Morgan	Global Bond Opportunities R6	***	886
	JP Morgan	Growth Advantage R6	***	317
	JP Morgan	Hedged Equity R6	***	506
	JP Morgan	Undiscovered Mgrs Behavioral	***	1,013
	T. Rowe Price	Blue Chip Growth Inv	***	316
	T. Rowe Price	Emerging Markets Stock I	***	886
	Schwab	Treasury Inflation Report	***	190
	Vanguard	Developed Markets Index Admiral Class	***	608
	Vanguard	Large Cap Index Admiral Class	***	1,519
	Vanguard	Real Estate Index Admiral	***	506
	Western Asset	Core Bond IS	***	325
	Total Renasant Bank Growth Plan			12,664

*/**	Renasant Bank Aggressive Growth Account:
	Baird	Core Plus Bond Institutional	***	198
	Federated	Government Obligation Premier	***	141
	Federated	Hermes Kaufman Small	***	988
	Federated	Institutional High Yield Bond R6	***	425
	Federated	Total Return Bond R6	***	198
	First Eagle	Global I	***	141
	Hartford	Dividend & Growth R6	***	374
	MFS	Mid Cap Growth R6	***	282
	MFS	Mid Cap Value R6	***	847
	Oppenheimer	International Small-Mid Company	***	847
	Pimco	Income Institutional	***	255
	Janus Henderson	Global Equity	***	551
	John Hancock	International Growth R6	***	551

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2020
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	JP Morgan	Equity Income	***	374
	JP Morgan	Global Bond Opportunities R6	***	565
	JP Morgan	Growth Advantage R6	***	374
	JP Morgan	Hedged Equity R6	***	565
	JP Morgan	Undiscovered Mgrs Behavioral	***	1,270
	T. Rowe Price	Blue Chip Growth Inv	***	374
	T. Rowe Price	Emerging Markets Stock I	***	1,270
	Schwab	Treasury Inflation Report	***	141
	Vanguard	Developed Markets Index Admiral Class	***	734
	Vanguard	Large Cap Index Admiral Class	***	1,892
	Vanguard	Real Estate Index Admiral	***	565
	Western Asset	Core Bond IS	***	198
	Total Renasant Bank Aggressive Growth Plan			14,120

	Total Separately managed accounts (fund of funds)			$123,870

	Common stock fund
**	Renasant Corporation	Common Stock	***	$25,742

	Notes receivable
**	Company Contributions	Company's annual matching and nondiscretionary contribution	***	$10,811
**	Participant Contributions	Participant contributions made in 2021 earned in 2020	***	$187
**	Notes Receivable from Participants	Range of interest rates from 3.50% to 6.50% with maturity dates through 2028	***	$3,365

	Total assets (held at end of year)			$279,545

*     Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.
**        Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 25, 2021	by:	/s/ Leslie Barry
Leslie Barry
Senior Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm